Exhibit 13.1

T R A N S A L T A    C O R P O R A T I O N

C O N S O L I D A T E D    S T A T E M E N T S    O F    E A R N I N G S    A N D    R E T A I N E D    E A R N I N G S

(in millions of Canadian dollars except per share amounts)

	3 months ended March 31
Unaudited	2006	2005
		(Restated, Note 1)
Revenues	$ 733.7	$684.3
Trading purchases	(44.4)	(58.8)
Fuel and purchased power	(295.3)	(273.9)
Gross margin	394.0	351.6
Operations, maintenance and administration	133.0	122.8
Depreciation and amortization (Note 11)	101.5	89.5
Taxes, other than income taxes	5.5	5.7
Operating expenses	240.0	218.0
Operating income	154.0	133.6
Foreign exchange loss	(0.6)	(0.2)
Net interest expense (Note 5)	(40.5)	(47.4)
Equity (loss) income	(1.0)	1.1
Earnings before non-controlling interests and income taxes	111.9	87.1
Non-controlling interests	18.9	17.0
Earnings before income taxes	93.0	70.1
Income tax expense	23.8	20.7
Net earnings	$ 69.2	$49.4
Common share dividends	(49.9)	(48.8)
Retained earnings
Opening balance	868.2	878.8
Closing balance	$ 887.5	$879.4
Weighted average common shares outstanding in the period	199.5	195.1
Basic earnings per share	$ 0.35	$0.25
Diluted earnings per share	$ 0.35	$0.25

See accompanying notes.

T R A N S A L T A C O R P O R A T I O N

C O N S O L I D A T E D S T A T E M E N T S O F C A S H F L O W S

(in millions of Canadian dollars)

	3 months ended March 31
Unaudited	2006	2005
		(Restated, Note 1)
Operating activities
Net earnings	$ 69.2	$49.4
Depreciation and amortization (Note 11)	110.3	96.3
Non-controlling interests	18.9	17.1
Gain on investing and financing activities	(0.4)	–
Asset retirement obligation accretion (Note 6)	5.0	4.8
Future income taxes	1.3	6.8
Realized gain from Energy Trading activities	11.4	(8.3)
Asset retirement obligation costs settled (Note 6)	(0.8)	(0.9)
Foreign exchange loss	0.6	0.2
Equity loss (income)	1.0	(1.1)
Other non-cash items	0.5	0.5
	217.0	164.8
Change in non-cash operating working capital balances	(16.7)	(15.2)
Cash flow from operating activities	200.3	149.6
Investing activities
Additions to property, plant and equipment	(29.2)	(37.7)
Equity investment	(0.3)	(10.5)
Restricted cash	(0.3)	4.6
Acquisitions	(1.2)	–
Realized foreign exchange gain (loss) on net investments	18.7	(5.0)
Deferred charges and other	0.4	–
Cash flow used in investing activities	(11.9)	(48.6)
Financing activities
Increase in short-term debt	125.5	256.4
Repayment of long-term debt	(259.6)	(9.2)
Dividends on common shares	(32.9)	(33.0)
Redemption of common shares	–	3.4
Redemption of preferred securities	–	(300.0)
Proceeds on issuance of common shares (Note 8)	2.6	–
Distributions to subsidiaries' non-controlling interests	(17.2)	(18.4)
Reduction in advance to TransAlta Power	4.3	3.9
Cash flow used in financing activities	(177.3)	(96.9)
Cash flow from operating, investing and financing activities	11.1	4.1
Effect of translation on foreign currency cash	(0.9)	(0.8)
Increase in cash and cash equivalents	10.2	3.3
Cash and cash equivalents, beginning of period	79.3	101.2
Cash and cash equivalents, end of period	$ 89.5	$104.5
Cash taxes paid	$ 23.1	$12.0
Cash interest paid	$ 34.7	$43.0

See accompanying notes.

T R A N S A L T A C O R P O R A T I O N

C O N S O L I D A T E D B A L A N C E S H E E T S

(in millions of Canadian dollars)

	March 31	Dec. 31
Unaudited	2006	2005*
		(Restated, Note 1)
ASSETS
Current assets
Cash and cash equivalents	$ 89.5	$79.3
Accounts receivable	402.4	593.4
Prepaid expenses	35.1	9.8
Price risk management assets (Note 3)	84.9	63.8
Future income tax assets	29.0	26.6
Income taxes receivable	48.7	48.8
Inventory	48.8	23.1
Current portion of other assets	6.1	10.9
	744.5	855.7
Restricted cash	6.6	6.3
Investments	414.6	414.3
Long-term receivables	32.6	–
Property, plant and equipment
Cost	8,454.4	8,411.8
Accumulated depreciation	(2,947.3)	(2,860.2)
	5,507.1	5,551.6
Goodwill	138.2	137.6
Intangible assets	337.5	343.7
Future income tax assets	170.2	172.2
Price risk management assets (Note 3)	10.7	13.8
Other assets	177.1	200.0
Total assets	$ 7,539.1	$7,695.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	$ 138.4	$13.1
Accounts payable and accrued liabilities	453.4	590.3
Price risk management liabilities (Note 3)	84.8	58.3
Income taxes payable	14.9	13.8
Future income tax liabilities	12.0	18.2
Dividends payable	50.8	50.5
Deferred credits and other current liabilities	1.6	0.4
Current portion of long-term debt - recourse (Note 5)	104.3	354.2
Current portion of long-term debt - non-recourse (Note 5)	44.5	42.2
	904.7	1,141.0
Long-term debt - recourse (Note 5)	1,890.7	1,887.0
Long-term debt - non-recourse (Note 5)	314.0	321.6
Preferred securities (Note 5)	175.0	175.0
Deferred credits and other long-term liabilities (Note 6)	410.9	365.5
Future income tax liabilities	738.3	738.8
Price risk management liabilities (Note 3)	5.6	8.6
Non-controlling interests	560.3	558.6
Common shareholders' equity
Common shares (Note 8)	1,721.2	1,697.9
Retained earnings	887.5	868.2
Cumulative translation adjustment	(69.1)	(67.0)
	2,539.6	2,499.1
Total liabilities and shareholders’ equity	$ 7,539.1	$7,695.2

Contingencies (Notes 4 and 9) See accompanying notes.

* Derived from the audited Dec. 31, 2005 consolidated financial statements.

N O T E S T O C O N S O L I D A T E D F I N A N C I A L S T A T E M E N T S

( U N A U D I T E D )

(Tabular amounts in millions of Canadian dollars, except as otherwise noted)

ACCOUNTING POLICIES

These unaudited interim consolidated financial statements do not include all of the disclosures included in TransAlta Corporation’s (TransAlta or the corporation) annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the corporation’s most recent annual consolidated financial statements.

These unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments and accruals) that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.

TransAlta’s results are partly seasonal due to the nature of the electricity market and related fuel costs. Higher maintenance costs are ordinarily incurred in the second and third quarters when electricity prices are expected to be lower as electricity prices generally increase in the winter months in the Canadian market. Margins are also typically increased in the second quarter due to increased hydro production resulting from spring run-off and rainfall in the Canadian and U.S. markets.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) using the same accounting policies as those used in the corporation’s most recent annual consolidated financial statements, except as explained below.

Change in Accounting Policy

Effective Jan. 1, 2006, TransAlta early adopted the Canadian Institute of Chartered Accountants (CICA) Emerging Issues Committee Abstract 160 (EIC-160) Stripping Costs Incurred in the Production of a Mining Operation. Under EIC-160, stripping costs to remove overburden and waste materials to access mineral deposits should be accounted for as variable production costs during the period that the stripping costs are incurred. Previously, a portion of the stripping costs would have been carried forward to future periods as part of inventory or prepaid expenses.

The corporation has considered costs incurred during 2005 and previous years, which meet the definition of stripping costs under EIC-160. Factors considered in the analysis include stripping costs, tons of coal produced, and whether the stripping costs could be capitalized.

As a result of this review, the corporation determined that costs incurred during 2005 and previous years did meet the definition of stripping costs under EIC-160, therefore stripping costs have been accounted for as period costs. Prior periods have been restated to reflect this change in accounting policy.

ACQUISITION

On Feb. 17, 2006, the corporation acquired a 50 per cent ownership in Wailuku River Hydroelectric L.P. (Wailuku) for USD$1.0 million (CAD$1.2 million). The acquisition will be accounted for using the purchase method of accounting. The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Due to the timing of the purchase, it was impracticable to finalize the allocation prior to issuing the financial statements for the period. As a result, the financial results of Wailuku subsequent to the acquisition date have not been proportionately consolidated with those of TransAlta. The allocations in the purchase equation may be adjusted when the process is completed during the second quarter of 2006.

Net assets acquired at assigned values:
Working capital, including cash of $0.6 million	$ (2.7)
Property, plant and equipment	26.2
Long-term debt, including current portion	(22.3)
Total	$ 1.2
Consideration:
Cash	$ 1.2

PRICE RISK MANAGEMENT ASSETS AND LIABILITIES

In compliance with FASB EITF 03-11, Reporting Realized Gains and Losses on Derivative Instruments that are Subject to FASB Statement 133 Accounting for Derivative Instruments and Hedging Activities and Not Held for Trading Purposes as defined in Issue No. 02-3, we have concluded that energy trading contracts settled in the real-time physical markets meet the definition of derivative contracts held for delivery and therefore revenues from these contracts are reported on a gross basis (trading revenues and trading purchases are shown separately) in the consolidated statement of earnings. Revenues therefore are a combination of real-time physical trading revenues in addition to net revenues associated with all other Energy Trading activities.

In accordance with EITF 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, physical transmission and physical gas in storage are accounted for using accrual accounting. Forward power and gas positions utilizing these physical assets are accounted for on a mark-to-market basis. While the values attributed to the physical assets relative to the value of the forward positions economically offset, some unrealized earnings exposure may result in the interim period prior to settlement.

The following table illustrates movements in the fair value of the corporation’s net price risk management assets separately by source of valuation during the three months ended March 31, 2006:

	Mark to	Mark to
Change in fair value of net assets	Market	Model	Total
Net price risk management assets outstanding at Dec. 31, 2005	$ 6.8	$3.9	$10.7
Contracts realized, amortized or settled during the period	(8.5)	(0.9)	(9.4)
Changes in values attributable to market price and other market changes	2.3	(1.2)	1.1
New contracts entered into during the current calendar year	2.6	0.2	2.8
Net price risk management assets outstanding at March 31, 2006	$ 3.2	$2.0	$5.2

The maturities of the above contracts over each of the next five calendar years and thereafter are as follows:

						2011 and
	2006	2007	2008	2009	2010	thereafter	Total
Prices actively quoted	$(2.1)	$1.1	$2.1	$1.3	$0.8	$–	$3.2
Prices based on models	2.0	–	–	–	–	–	2.0
	$(0.1)	$1.1	$2.1	$1.3	$0.8	$–	$5.2

The carrying and fair value of Energy Trading assets and liabilities included on the consolidated balance sheets are as follows:

	March 31	Dec. 31
Balance sheet	2006	2005
Price risk management assets
Current	$ 84.9	$63.8
Long-term	10.7	13.8
Price risk management liabilities
Current	(84.8)	(58.3)
Long-term	(5.6)	(8.6)
Net price risk management assets outstanding	$ 5.2	$10.7

As of March 31, 2006, TransAlta had recorded $5.7 million on the consolidated balance sheet as prepaid physical transmission.

The corporation’s trading positions at March 31, 2006 were as follows:

	Electricity	Natural Gas
Units (000s)	(MWh)	(GJ)
Fixed price payor, notional amounts, March 31, 2006	21,698	31,959
Fixed price payor, notional amounts, Dec. 31, 2005	19,315	11,126
Fixed price receiver, notional amounts, March 31, 2006	21,747	37,833
Fixed price receiver, notional amounts, Dec. 31, 2005	19,047	12,158
Maximum term in months, March 31, 2006	33	11
Maximum term in months, Dec. 31, 2005	24	12

The corporation’s physical electrical transmission contracts trading position was 8.8 million megawatt hours (MWh) at March 31, 2006 compared to 7.9 million MWh at Dec. 31, 2005.

PRIOR PERIOD REGULATORY DECISION

At Dec. 31, 2000, TransAlta made a provision of USD$28.8 million to account for potential refund liabilities relating to energy sales in California. On Dec. 12, 2002, a U.S. Federal Energy Regulatory Commission (FERC) Administrative Law Judge issued proposed findings of fact that recommended TransAlta refund USD$9.0 million for electricity sales made to the California Independent System Operator (CAISO) and USD$13.0 million for electricity sales made to the California Power Exchange (CALPX). In March 2003, FERC ordered the CAISO to review reference power and gas prices which are used to determine mitigated market clearing prices and refund obligations. On March 17, 2004, the CAISO released its preliminary adjusted prices. Based on these prices, the estimated refund liability now owed by TransAlta is USD$46.0 million, being USD$27.6 million to the CAISO, USD$17.9 million to the CALPX and USD$0.5 million to the Automated Power Exchange. Therefore, in March 2004, TransAlta recorded an additional pre-tax provision of USD$17.2 million (CAD$22.9 million). The after-tax impact was CAD$14.9 million. The final adjusted prices were released in October 2004 and were substantially the same as those released on March 17, 2004.

FERC has provided TransAlta with an opportunity to petition for relief from refund obligations. To be successful in such a petition for relief, TransAlta will be required to demonstrate that, as a result of the refund methodology, it has suffered operating losses in respect of California transactions during the refund period. On Aug. 8, 2005, FERC issued an order detailing the methodology for a petition for relief from refund obligations. TransAlta prepared a petition for relief from the refund obligation and filed it with FERC. The CAISO and CALPX reviewed and commented on our petition and TransAlta replied to the CAISO and CALPX comments on Oct. 17, 2005. On Jan. 26, 2006, FERC conditionally accepted TransAlta’s petition for relief, subject to modifications. The revised compliance filing was due and filed on Feb. 10, 2006. While the outcome of this filing cannot be determined at this time, any such relief would be accounted for only at the time that it is obtained from FERC.

The impact of prior period regulatory decisions relating to prior reporting periods are recorded when the effect of such decisions are known, without adjustment to the financial statements of prior periods.

LONG-TERM DEBT AND NET INTEREST EXPENSE

A. Amounts outstanding

		March 31		Dec. 31
As at		2006		2005
	Outstanding[2]	Interest[1]	Outstanding	Interest[1]
Debentures, due 2006 to 2033	$ 1,245.9	6.2%	$ 1,496.1	6.2%
Senior Notes, USD$600.0 million	699.0	6.3%	694.0	6.3%
Non-recourse debt	358.5	7.7%	363.8	7.7%
Notes payable - Windsor plant, due 2006 to 2014	50.1	7.4%	51.1	7.4%
Preferred securities, due in 2048	175.0	7.8%	175.0	7.8%
	2,528.5		2,780.0
Less current portion	148.8		396.4
	$ 2,379.7		$ 2,383.6

1 Interest is an average rate weighted by principal amounts outstanding before the effect of hedging.

2 Terms have not changed materially from disclosure in Note 10 of the Dec. 31, 2005 annual report.

B. Principal repayments

2006	$ 147.2
2007	204.5
2008	119.9
2009	210.3
2010	5.6
2011 and thereafter	1,841.0
$ 2,528.5

TransAlta has included the corporation’s preferred securities as a liability on the consolidated balance sheets. Preferred securities distributions are included in interest expense as shown below:

3 months ended March 31	2006	2005
	(Restated, Note 13)
Interest on recourse and non-recourse debt	$ 37.8	$44.5
Interest on preferred securities	3.4	6.3
Interest income	(0.7)	–
Capitalized interest	–	(3.4)
Net interest expense	$ 40.5	$47.4

ASSET RETIREMENT OBLIGATIONS

A reconciliation between the opening and closing asset retirement obligation balances is provided below:

Balance, Dec. 31, 2005	$ 249.2
Liabilities incurred in period	2.1
Liabilities settled in period	(0.8)
Accretion expense	5.0
Revisions in estimated cash flows	48.3
Change in foreign exchange rates	0.9
Balance, March 31, 2006	$ 304.7

Asset retirement obligations are included in deferred credits and other long-term liabilities on the consolidated balance sheets.

EMPLOYEE FUTURE BENEFITS

The corporation has registered pension plans in Canada, Mexico and the U.S. covering substantially all employees of the corporation in these countries and specific named employees working internationally. These plans have defined benefit and defined contribution options and in Canada, there is an additional supplemental defined benefit plan for certain employees whose annual earnings exceed the Canadian income tax limit. The defined benefit option of the registered pension plans has been closed for new employees for all periods presented. Costs recognized in the period are presented below:

3 months ended March 31, 2006	Registered	Supplemental	Other	Total
Current service cost	$ 1.1	$0.3	$0.4	$1.8
Interest cost	5.0	0.5	0.3	5.8
Expected return on plan assets	(6.4)	–	–	(6.4)
Experience loss	0.7	0.2	0.1	1.0
Amortization of net transition (asset) obligation	(2.3)	0.1	–	(2.2)
Defined benefit (income) expense	(1.9)	1.1	0.8	–
Defined contribution option expense of registered pension plan	5.5	–	–	5.5
Net expense	$ 3.6	$1.1	$0.8	$5.5

3 months ended March 31, 2005	Registered	Supplemental	Other	Total
Current service cost	$ 1.1	$0.3	$0.3	$1.7
Interest cost	5.1	0.5	0.3	5.9
Expected return on plan assets	(6.0)	–	–	(6.0)
Experience loss	0.6	0.1	0.1	0.8
Amortization of net transition (asset) obligation	(2.3)	0.1	0.1	(2.1)
Defined benefit (income) expense	(1.5)	1.0	0.8	0.3
Defined contribution option expense of registered pension plan	3.8	–	–	3.8
Net expense	$ 2.3	$1.0	$0.8	$4.1

COMMON SHARES ISSUED AND OUTSTANDING

A. Issued and outstanding

TransAlta is authorized to issue an unlimited number of voting common shares without nominal or par value. At March 31, 2006, the corporation had 199.6 million (Dec. 31, 2005 – 198.7 million) common shares issued and outstanding. During the three months ended March 31, 2006, 1.0 million (2005 – 1.1 million) shares were issued for net proceeds of $23.0 million (2005 – $18.9 million). Included in the shares issued and net proceeds received are shares issued under the dividend reinvestment and share purchase plan. During the three months ended March 31, 2006, 0.7 million (2005 – 0.9 million) shares were issued under this plan for gross proceeds of $17.3 million (2005 – $16.1 million).

B. Stock options

At March 31, 2006, the corporation had 2.8 million outstanding employee stock options (Dec. 31, 2005 – 2.9 million).

CONTINGENCIES

TransAlta is occasionally named as a party in various claims and legal proceedings which arise during the normal course of its business. TransAlta reviews each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance that any particular claim will be resolved in the corporation’s favour, the corporation does not believe that the outcome of any claims or potential claims of which it is currently aware will have a material adverse effect on the corporation, taken as a whole.

GUARANTEES

TransAlta has provided guarantees of subsidiaries' obligations under contracts that facilitate physical and financial transactions in various derivatives. To the extent liabilities related to these guaranteed contracts exist for trading activities, they are included in the consolidated balance sheet. To the extent liabilities exist related to these guaranteed contracts for hedges, they are not recognized on the consolidated balance sheet. The guarantees provided for under all contracts facilitating physical and financial transactions in various derivatives at March 31, 2006 was a maximum of $2.0 billion. In addition, the corporation has a number of unlimited guarantees. The fair value of the trading and hedging positions under contracts where TransAlta has a net liability at March 31, 2006, under the limited and unlimited guarantees, was $399.4 million as compared to $559.7 million at Dec. 31, 2005.

TransAlta has also provided guarantees of subsidiaries' obligations to perform and make payments under various other contracts. The amount guaranteed under these contracts at March 31, 2006 was a maximum of $587.1 million, as compared to $645.3 million at Dec. 31, 2005. In addition, the corporation has a number of unlimited guarantees. To the extent actual obligations exist under the performance guarantees at March 31, 2006, they are included in accounts payable and accrued liabilities.

The corporation has approximately $1.1 billion of undrawn collateral available to secure these exposures.

SEGMENTED DISCLOSURES

I. Selected earnings information

Each business segment assumes responsibility for its operating results measured to operating income.

		Energy
3 months ended March 31, 2006	Generation	Trading	Corporate	Total
Revenues	$ 680.0	$53.7	$ –	$733.7
Trading purchases	–	(44.4)	–	(44.4)
Fuel and purchased power	(295.3)	–	–	(295.3)
Gross margin	384.7	9.3	–	394.0
Operations, maintenance and administration	104.4	8.1	20.5	133.0
Depreciation and amortization	98.1	0.3	3.1	101.5
Taxes, other than income taxes	5.5	–	–	5.5
Intersegment cost allocation	6.9	(6.9)	–	–
Operating expenses	214.9	1.5	23.6	240.0
Operating income (loss) before corporate allocations	169.8	7.8	(23.6)	154.0
Corporate allocations	20.5	3.1	(23.6)	–
Operating income	$ 149.3	$4.7	$ –	154.0
Foreign exchange loss				(0.6)
Net interest expense				(40.5)
Equity loss				(1.0)
Earnings from operations before income taxes and non-controlling interests				$111.9

		Energy
3 months ended March 31, 2005	Generation	Trading	Corporate	Total
(Restated, Note 1)
Revenues	$ 613.3	$71.0	$ –	$684.3
Trading purchases	–	(58.8)	–	(58.8)
Fuel and purchased power	(273.9)	–	–	(273.9)
Gross margin	339.4	12.2	–	351.6
Operations, maintenance and administration	97.0	7.5	18.3	122.8
Depreciation and amortization	86.0	0.4	3.1	89.5
Taxes, other than income taxes	5.7	–	–	5.7
Intersegment cost allocation	6.5	(6.5)	–	–
Operating expenses	195.2	1.4	21.4	218.0
Operating income (loss) before corporate allocations	144.2	10.8	(21.4)	133.6
Corporate allocations	18.6	2.8	(21.4)	–
Operating income	$ 125.6	$8.0	$ –	133.6
Foreign exchange loss				(0.2)
Net interest expense				(47.4)
Equity income				1.1
Earnings from operations before income taxes and non-controlling interests				$87.1

II. Selected balance sheet information

Energy
March 31, 2006	Generation	Trading	Corporate	Total
Goodwill	$ 108.7	$ 29.5	$ –	$ 138.2
Total segment assets	$ 6,327.9	$ 267.6	$ 943.6	$ 7,539.1

Dec. 31, 2005
(Restated, Note 1)
Goodwill	$ 108.1	$29.5	$–	$ 137.6
Total segment assets	$ 6,462.7	$293.2	$939.3	$ 7,695.2

III. Selected cash flow information

		Energy
3 months ended March 31, 2006	Generation	Trading	Corporate	Total
Capital expenditures	$ 25.3	$1.9	$ 2.0	$29.2

3 months ended March 31, 2005
(Restated, Note 13)
Capital expenditures	$ 36.7	$	– $	1.0	$37.7

3 months ended March 31	2006	2005
	(Restated, Note 13)
Depreciation and amortization expense for reportable segments	$ 101.5	$89.5
Mining equipment depreciation, included in fuel and purchased power	14.3	12.0
Accretion expense, included in depreciation and amortization expense	(5.0)	(4.8)
Other	(0.5)	(0.4)
Depreciation and amortization expense per statements of cash flows	$ 110.3	$96.3

RELATED PARTY TRANSACTION

On March 8, 2006, TransAlta Cogeneration LP (TA Cogen) entered into an agreement with TEC whereby TEC provided a financial fixed-for-floating price swap to TA Cogen at market prices during planned maintenance at the Sheerness plant in the second quarter of 2006.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period's presentation.

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP, which, in most respects, conform to U.S. GAAP. Significant differences between Canadian and U.S. GAAP are as follows:

A. EARNINGS AND EARNINGS PER SHARE (EPS)

	Reconciling
3 months ended March 31	items	2006	2005
			(Restated, Note 1)
Earnings from continuing operations - Canadian GAAP		$69.2	$49.4
Derivatives and hedging activities, net of tax	I	–	0.8
Start-up costs, net of tax	II	(0.1)	–
Amortization of pension transition adjustment	IV	(1.0)	(1.0)
Net earnings - U.S. GAAP		$68.1	$49.2
Foreign currency cumulative translation adjustment	I,VI	(20.5)	1.1
Net gain (loss) on derivative instruments	I,VI	151.9	(60.6)
Comprehensive (loss) income - U.S. GAAP		$199.5	$(10.3)
Basic EPS - U.S. GAAP
Earnings from continuing operations		$0.34	$0.25
Net earnings		$0.34	$0.25
Diluted EPS - U.S. GAAP
Earnings from continuing operations		$0.34	$0.25
Net earnings		$0.34	$0.25

B. BALANCE SHEET INFORMATION

			March 31		Dec. 31
			2006		2005
				(Restated, Note 1)
	Reconciling	Canadian	U.S.	Canadian	U.S.
	items	GAAP	GAAP	GAAP	GAAP[1]
Assets
Price risk management assets, current	I	84.9	165.4	63.8	77.7
Income taxes receivable	I	48.7	50.0	48.8	50.2
Property, plant and equipment, net	II	5,507.1	5,503.9	5,551.6	5,548.5
Price risk management assets, long-term	I	10.7	167.8	13.8	162.6
Other assets (including current portion)	I, IV	183.2	26.7	210.9	46.2
Liabilities
Accounts payable and accrued liabilities	III	453.4	452.3	590.3	587.5
Income taxes payable	IV	14.9	9.5	13.8	8.4
Price risk management liabilities, current	I	84.8	187.4	58.3	229.7
Long-term debt	I	2,204.7	2,191.7	2,208.6	2,237.0
Price risk management liabilities, long-term	I	5.6	244.0	8.6	259.3
Future or deferred income tax liabilities (including current portion)	I, II, IV	750.3	670.1	782.1	633.5
Non-controlling interest	I	560.3	559.8	558.6	557.9
Equity
Contributed surplus		–	133.0	–	133.0
Retained earnings	I, II, III	887.5	733.7	868.2	706.4
Cumulative translation adjustment	I	(69.1)	–	(67.0)	–
Accumulated other comprehensive income	I, III, VI	–	(209.9)	–	(341.3)

1 Restated, reconciling items VIII

C. RECONCILING ITEMS

I. Derivatives and hedging activities

Under U.S. GAAP, trading and non-trading activities and foreign exchange and interest rate risk management activities are accounted for in accordance with Financial Accounting Standards Board (FASB) Statement 133 - Accounting for Derivative Instruments and Hedging Activities, which requires that derivative instruments be recorded in the consolidated balance sheets at fair value as either assets or liabilities, and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized currently in earnings. If the derivative is designated as a cash flow hedge, the changes in the fair value of the derivative are recorded in other comprehensive income, and the gains and losses related to these derivatives are recognized in earnings in the same period as the settlement of the underlying hedged transaction. Any ineffectiveness relating to these hedges is recognized currently in earnings. The assets and liabilities related to derivative instruments for which hedge accounting criteria are met are reflected as price risk management assets and liabilities, other asset and deferred credits and other liabilities in the consolidated balance sheets. Many of the corporation’s electricity sales and fuel supply agreements that otherwise would be required to follow derivative accounting qualify as normal purchases and normal sales under Statement 133 and are therefore exempt from fair value accounting treatment. This exemption is available for the electricity industry as electricity cannot be stored and generators may be required to maintain sufficient capacity to meet customer demands. This exemption is also available for some physically settled commodity contracts if certain criteria are met. Non-derivatives used in trading activities are accounted for using the accrual method under U.S. GAAP.

(i) Fair value hedging strategy

The corporation enters into foreign exchange forward contracts to hedge certain firm commitments denominated in foreign currencies to protect against adverse changes in exchange rates and uses interest rate swaps to manage interest rate exposure. The swaps modify exposure to interest rate risk by converting a portion of the corporation’s fixed-rate debt to a floating rate.

There was no ineffectiveness related to these hedges in the periods presented.

(ii) Cash flow hedging strategy

At March 31, 2006, the corporation’s cash flow hedges of the forecasted sale of power and the forecasted purchase of natural gas for the corporation’s plants resulted in the recognition of an after tax unrealized gain in OCI of $156.7 million. These hedges have been accounted for on an accrual basis under Canadian GAAP but have been recorded on the balance sheet at fair value for U.S. GAAP.

At March 31, 2006, the corporation’s cash flow hedges resulted in an after-tax loss of $nil (2005 – nil) related to the ineffective portion of its hedging instruments, and an after-tax gain of $nil for three months ended March 31, 2006 (2005 – nil) related to the portion not designated as a hedge.

In November 2003, forward starting swaps with a notional amount of US$200.0 million and treasury and spread locks with a notional amount of $100.0 million were settled and debt was issued, resulting in an after-tax loss of $25.3 million. The loss is being reclassified from accumulated other comprehensive income (AOCI) into income as interest expense is recognized on the debt.

Over the next 12 months, the corporation estimates that $20.9 million of after-tax losses that arose from cash flow hedges will be reclassified from AOCI to net earnings. These estimates assume constant gas and power prices, interest rates and exchange rates over time; however, the actual amounts that will be reclassified will vary based on changes in these factors. Therefore, management is unable to predict what the actual reclassification from AOCI to earnings (positive or negative) will be for the next 12 months.

(iii) Net investment hedges

The company uses cross-currency interest rate swaps, foreign currency forward contracts and direct foreign currency debt to hedge its exposure to changes in the carrying value of its investments in its foreign subsidiaries in the U.S., Australia and Mexico. Realized and unrealized gains and losses from these hedges are included in Other Comprehensive Income (OCI), with the related amounts due to or from counterparties included in other assets and deferred credits and other liabilities and long-term debt.

In the three months ended March 31, 2006, the corporation recognized an after-tax gain of $20.5 million (2005 – after tax loss of $1.1 million) on its net investment hedges, included in OCI.

In the three months ended March 31, 2006, the corporation recognized after-tax gains of $nil (2005 – nil), related to ineffectiveness of net investment hedges.

(iv) Trading activities

The corporation markets energy derivatives to optimize returns from assets, to earn trading revenues and to gain market information. Derivatives, as defined under Statement 133, are recorded on the consolidated balance sheets at fair value under both Canadian and U.S. GAAP. Non-derivative contracts entered into subsequent to the rescission of EITF 98-10 are accounted for using the accrual method.

(v) Other hedging activities

In the three months ended March 31, 2006, the corporation recognized pre-tax losses of $nil (2005 – $nil) related to hedging activities that do not qualify for hedge accounting under Statement 133.

In the three months ended March 31, 2006, the corporation recognized pre-tax losses of $nil (2005 – $nil) related to hedging activities that do not qualify for hedge accounting under Statement 133.

II. Start-up costs

Under U.S. GAAP, certain start-up costs, including revenues and expenses in the pre-operating period, are expensed rather than capitalized to deferred charges and property, plant and equipment as under Canadian GAAP. This results in decreased depreciation and amortization expense under U.S. GAAP.

III. Income taxes

Future income taxes under Canadian GAAP are referred to as deferred income taxes under U.S. GAAP.

Deferred income taxes under U.S. GAAP would be as follows:

	March 31	Dec. 31
	2006	2005
Future income tax liabilities (net) under Canadian GAAP	$(551.1)	$ (558.2)
Derivatives	90.9	160.0
Start-up costs	(2.3)	(2.3)
Pensions	(8.4)	(9.1)
	$(470.9)	$ (409.6)

	March 31	Dec. 31
Comprised of the following:	2006	2005
Current deferred income tax assets	$29.0	$26.6
Long-term deferred income tax assets	170.2	172.2
Current deferred income tax liabilities	(12.0)	(15.5)
Long-term deferred income tax liabilities	(658.1)	(592.9)
	$(470.9)	$(409.6)

IV. Employee future benefits

U.S. GAAP requires that the cost of employee pension benefits be determined using the accrual method with application from 1989. It was not feasible to apply this standard using this effective date. The transition asset as at Jan. 1, 1998 was determined in accordance with elected practice prescribed by the Securities and Exchange Commission (SEC) and is amortized over 10 years.

As a result of the corporation’s plan asset return experience for its U.S. registered pension plan, at Dec. 31, 2005, the corporation was required under U.S. GAAP to recognize an additional minimum liability. The liability was recorded as a reduction in common equity through a charge to OCI, and did not affect net income for 2005. The charge to OCI, will be restored through common equity in future periods to the extent the fair value of trust assets exceeds the accumulated benefit obligation.

V. Joint ventures

In accordance with Canadian GAAP, joint ventures are required to be proportionately consolidated regardless of the legal form of the entity. Under U.S. GAAP, incorporated joint ventures are required to be accounted for by the equity method. However, in accordance with practices prescribed by the SEC, the corporation, as a Foreign Private Issuer, has elected for the purpose of this reconciliation to account for incorporated joint ventures by the proportionate consolidation method.

VI. Other comprehensive income (loss)

The changes in the components of OCI were as follows:

3 months ended March 31	2006	2005
Net gain on derivative instruments:
Unrealized gain, net of taxes of $101.3 million	$ 151.9	$(61.5)
Reclassification adjustment for gains included in net income, net of taxes of $0.5 million	–	0.9
Net gain (loss) on derivative instruments	151.9	(60.6)
Translation adjustments	(20.5)	(1.1)
Other comprehensive (loss) income	$ 131.4	$(61.7)

	March 31	Dec. 31
The components of AOCI were:	2006	2005
Net loss on derivative instruments	$ (123.5)	$(275.4)
Translation adjustments	(73.2)	(52.7)
Registered pension alternate minimum liabilities	(13.2)	$(13.2)
Accumulated other comprehensive loss	$ (209.9)	$(341.3)

VII. Asset retirement obligations

FASB issued Statement 143 - Asset Retirement Obligations, which requires asset retirement obligations to be measured at fair value and recognized when the obligation is incurred. A corresponding amount is capitalized as part of the asset’s carrying amount and depreciated over the asset’s useful life. TransAlta adopted the provisions of Statement 143 effective Jan. 1, 2003.

In accordance with Canadian GAAP, the asset retirement obligations standard was adopted retroactively with restatement of prior periods. Under U.S. GAAP, the impact of adopting Statement 143 was recognized as a cumulative effect of a change in accounting principle as of Jan. 1, 2003, the beginning of the fiscal year in which the Statement was first applied. The change resulted in an after-tax increase in net earnings of $52.5 million ($82.7 million pre-tax).

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47 - Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143. FIN No. 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143 - Accounting for Asset Retirement Obligations, and provides further guidance as to when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

Effective Dec. 31, 2005, TransAlta adopted the provisions of FIN No. 47. TransAlta’s conditional asset retirement obligations (“ARO”) relate to the possible future retirement of our Centralia coal-fired plant and Australian gas plants and related facilities and structures. TransAlta does not have a legal obligation to reclaim the site of the Centralia coal-fired plant, nor the Australian sites. If, however, TransAlta’s customers in Australia close their respective sites, TransAlta must remove the existing plant from these sites. The ability to reasonably estimate a conditional ARO is a matter of management judgement, based on management’s ability to reasonably estimate a range of settlement dates, a method or potential method of settlement and probabilities associated with the potential dates and methods of settlement of its conditional ARO.

In accordance with the provisions of FIN No. 46, the Company has not recorded an asset retirement obligation associated with retirement of these facilities, given the uncertainty concerning the timing of future retirement, if any. The adoption of FIN No. 47 on Dec. 31, 2005 did not result in any impact to TransAlta’s results of operations or financial position for the year ended Dec. 31, 2005, and the company does not expect the adoption to have a material impact on future results of operations, financial positions or liquidity.

VIII. Changes in accounting standards

On May 19, 2004, FASB issued FASB Staff Position (FSP) 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) that provides guidance on the accounting for the effects of the Act for employers that sponsor post-retirement health care plans that provide drug benefits. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. TransAlta’s prescription drug benefit plan in the U.S. is not material to the corporation’s post-retirement benefit plan and therefore the impact of the FSP is not material to the consolidated financial statements.

SUPPLEMENTAL INFORMATION

		March 31	Dec. 31
(Annualized)		2006	2005
			(Restated, Note 1)
Closing market price		$ 22.26	$25.41
Price range (last 12 months)	High	$ 26.91	$26.66
	Low	$ 18.20	$17.67
Debt/invested capital (including non recourse debt)		42.2%	43.9%
Debt/invested capital (excluding non recourse debt)		38.4%	40.2%
Return on common shareholders' equity		8.2%	7.5%
Return on invested capital		7.9%	7.5%
Book value per share		$ 12.72	$12.58
Cash dividends per share		$ 1.00	$1.00
Price/earnings ratio (times)		21.2 x	26.7 x
Dividend payout ratio		95.8%	105.4%
Interest coverage (times)		2.3 x	2.3 x
Interest coverage including preferred securities (times)		2.3 x	2.3 x
Dividend coverage (times)		3.4 x	3.1 x
Dividend Yield		4.5%	3.9%
Cash Flow to Debt		26.2%	23.5%

RATIO FORMULAS

Debt/invested capital = (short-term debt + long-term debt – cash and interest-earning investments) / (debt + preferred securities + non-controlling interests + common equity)

Return on common shareholders’ equity = net earnings excluding gain on discontinued operations / average of opening and closing common equity Return on invested capital = (earnings before non-controlling interests and income taxes + net interest expense) / average annual invested capital Book value per share = common shareholders’ equity / common shares outstanding Price/earnings ratio = current year’s close / basic earnings per share from continuing operations Cash flow to total debt = cash flow from operations before changes in working capital / two-year average of total debt Dividend payout = dividends / net earnings excluding gain on discontinued operations Dividend coverage = cash flow from operating activities / common share dividends Dividend yield = dividend per common share / current period’s close price

GLOSSARY OF KEY TERMS

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year, that a generating unit is capable of generating electricity, whether or not it is actually generating electricity.

Btu (British Thermal Unit) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts of generation equipment. Derate - To lower the rated electrical capability of a power generating facility or unit. Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour. Heat rate - A measure of conversion, expressed as Btu/MW, of the amount of thermal energy required to generate electrical energy. Megawatt - A measure of electric power equal to 1,000,000 watts. Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net maximum capacity - The maximum capacity or effective rating, modified for ambient limitations that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark spread - A measure of gross margin per MW (sales price less cost of fuel).

TransAlta Corporation

Box 1900, Station “M” 110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825 Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Sneh Seetal

Senior Media Relations Advisor

Phone

403.267.7330

Pager

403.213.7041

E-mail media_relations@transalta.com

Investor inquiries

Phone

1.800.387.3598 in Canada and United States or 403.267.2520

Fax

403.267.2590

E-mail investor_relations@transalta.com